Exhibit 99.10


               Smartlogik announces solutions partnership with IBM

         World's leading supplier of Unix servers to market Smartlogik as part of an aggressive sales programme.

London, 24th April, 2001. Smartlogik (www.smartlogik.com), the information discovery arm of Bright Station plc (LSE: BSN, NASDAQ: BSTN), today announced an alliance with IBM to market Smartlogik solutions as an approved IBM Independent Software Vendor.

"Smartlogik will provide our customers with tailored knowledge management solutions supported by their superb customer service for which they are recognised throughout the industry," commented Alan Pooley, Director of Sales for Media, Technology & Utilities for IBM Web Server. "Many of our clients are suffering from "information overload", none more so than our media clients. By utilizing Smartlogik's next generation tools, they will be able to turn this wealth of data into real knowledge for competitive advantage. We believe the knowledge management, or corporate portal, market will be an area of high growth."

According to IDC, the Western Europe RISC UNIX sector was worth $6.4 billion in 2000 and is projected to grow to $6.7 billion in 2001 (source: IDC). IBM's aggressive ISV (Independent Software Vendor) programme has been created to deliver customer-focused solutions running on the industry's leading servers. According to the IDC Overall Server Report Y2000, IBM is the number 1 server vendor worldwide.

Andrew Gill, Alliance Manager for IBM Web Server Division, states, "From an IBM perspective, this relationship is about providing value-added services to our customer base to enable them to manage their businesses simply and efficiently. The high scalability of the Smartlogik software means that we are now able to provide knowledge management solutions across the entire range of IBM eServers, from our award winning entry level range all the way up to our high end S85 UNIX servers, a combination that will provide new levels of availability, scalability, system management and performance.

"We are delighted to be working so closely with IBM," commented Stephen Hill, CEO of Smartlogik. "This is an extremely strong endorsement of our solutions, our ability to deliver and our ability to team with leading industry players. The partnership with IBM will provide us with a rich vein of business well into the future."

                                    - ENDS -

For further information please contact:

Campbell Macpherson, Strategic Planning & Marketing Director 020 7930 6900 Bright Station plc
CampbellMacpherson@brightstation.com

John Fanning, Marketing Director                              020 7930 6900
Smartlogik
JohnFanning@smartlogik.com

John Olsen /Nick Lockwood                                     020 7357 9477
Hogarth Partnership Ltd
jolsen@hogarthpr.co.uk


Notes to editors:

Smartlogik, a subsidiary of Bright Station plc (www.brightstation.com), is a leading supplier of latest generation search and categorisation software for intranet and Internet applications, enabling unstructured information to be searched with a high degree of precision and relevance.

Unlike many competitive offerings, Smartlogik solutions are tailored to the unique requirements of each customer thus providing more accurate and more precise results.

Smartlogik operates a multi-channel strategy consisting of a direct sales force, a Value Added Reseller program and a consultancy arm.

Smartlogik's exceptional searching and indexing technologies originated from two different sources:

The search technology, muscatdiscovery, stemmed from Dr Martin Porter's work with a special research team at Cambridge University. This team investigated new information retrieval paradigms and included fellow information retrieval experts Professor Keith Van Rijsbergen and Professor Stephen Robertson. The techniques developed by the team moved beyond traditional keyword matching towards a pure probabilistic information retrieval model based on contextual analysis of language.

The indexing technology, muscatstructure, originated from the need to search across multiple sources of information. MAID, an information processing pioneer, developed the tool for categorising terabytes of information. This technology is currently employed by Thompson Corporation to service the information needs of 20,000+ organisations.

Smartlogik customers include Ananova, the Bank of England, the BBC, the British Library, the Daily Telegraph, Dialog, the Department of Trade and Industry
(DTI), Fortune City, Hansard, the Lafferty Group. Legal and General, Yellow Pages, the Danish Foreign Ministry, and the World Conservation Monitoring Centre.